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SECURI SSION

13026526

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SEC Mail Processing Section
DEC 3 - 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2012** and ENDING **SEPTEMBER 30, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

DAVID HARRIS & CO., INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

WHITE PLAINS,	**NEW YORK**	**10605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, President **(914) 683 - 8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

12/27/13

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OATH OR AFFIRMATION

I, *DAVID HARRIS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *DAVID HARRIS & CO. INC.*, *as of SEPTEMBER 30, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Pres
____
Title

X ____________________
Notary Public

LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified in Westchester County
Term Expires January 24, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS		
Cash in banks	$	42,584
Securities owned, at market value (Notes 2b and 3)		-
Due from broker		11,316
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $502,967)		416,000
Other assets		735
Total assets	$	470,635
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	69,056
Related party payable (Note 5)		56,396
Total liabilities		125,452
Commitments and contingencies (Notes 6 and 8)		
Liabilities subordinated to claims of general creditors		
Pursuant to subordinated loan agreements (Note 4)		416,000
Stockholders' Equity (Note 9)		
Common stock; par value $ .01 per share, authorized issued and outstanding 1,000 shares		10
Paid-in capital		9,990
Retained earnings		(80,817)
Total stockholders' equity		(70,817)
Total liabilities and stockholders' equity	$	470,635

The accompanying notes are an integral part of this statement.